April 13, 2007

VIA FACSIMILE

Christian T. Sandoe, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gladstone Capital Corporation
Registration Statement on Form N-2
Filed October 7, 2002
Registration No. 333-100385

Dear Mr. Sandoe:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement to be declared effective on April 16, 2007 at 4:00 p.m. Eastern Daylight Time or as soon thereafter as practicable.

Very truly yours,

GLADSTONE CAPITAL CORPORATION

By:	/s/ Harry Bill
Harry Bill
Chief Financial Officer

cc:	Thomas R. Salley, Esq.